Exhibit 99.1

Concorde International Group Announces Dentris See as CEO of YOOV Group to Lead Next Phase of Growth

SINGAPORE, November 10, 2026 (GLOBE NEWSWIRE) -- Concorde International Group Ltd. (NASDAQ: CIGL) (“Concorde” or the “Company”) today announced Mr. Dentris SEE Chun Pong as the new Chief Executive Officer of YOOV Group Holding Limited (“YOOV”), a subsidiary of Concorde International Group, effective immediately. Mr. See succeeds Mr. Phil Wong in the role.

Mr. See brings approximately 20 years of experience in financial services, regional business leadership and commercial development, having held progressively senior positions at Emperor Financial Services Group. His responsibilities included overseeing regional operations, managing cross-border business activities between Hong Kong and Mainland China, and leading business development initiatives in Vietnam.

As CEO, Mr. See will oversee YOOV’s overall management, operations and strategic direction. His responsibilities include driving growth and market expansion, enhancing operational efficiency, overseeing financial performance, leading YOOV management team and strengthening relationships with customers, partners, suppliers and key stakeholders. He will also be accountable for YOOV’s overall performance and progress.

“I am honored to lead YOOV into its next phase of growth. With an established presence in Hong Kong and across Asia, we see significant opportunities to advance AI education and help enterprises adopt practical AI capabilities across the region.

My experience in financial services, including identifying undervalued businesses across Asia and unlocking their potential through partnerships and acquisitions, has shaped my approach to business development and growth. I look forward to strengthen YOOV’s financial discipline and profitability, uphold strong governance and accountability, drive operational excellence and organizational resilience, and evolve our business model to capture emerging opportunities and deliver sustainable value for our stakeholders,” said Dentris See, Chief Executive Officer of YOOV Group.

About Concorde International Group Ltd

Concorde International Group Ltd, established in 1997, is a business-model-driven provider of security solutions and services, supported by advanced integrated technology enabling cluster surveillance of properties and assets with 24/7 system availability and real-time response. The Group offers the i-Guarding suite of smart solutions, including the patented i-Facility Sprinter (IFS), a mobile platform operating on its proprietary Cluster® aggregation to deliver one-of-its kind innovative security and facility maintenance services. The IFS is protected by patents in more than 29 jurisdictions worldwide.

The Company further integrates its Artificial Intelligence-as-a-Service (AIaaS) capabilities, enabling organisations to deploy advanced AI-driven solutions without significant infrastructure investment. The company’s comprehensive offerings transform traditional security models to deliver enhanced operational performance, consistency, scalability, and cost-efficiency across multiple sectors.

About YOOV Group Holding Limited

YOOV is a leading provider of Artificial Intelligence-as-a-Service (AIaaS) solutions, revolutionizing intelligent business automation. The company empowers organizations of all sizes to deploy advanced AI capabilities through a cloud platform, eliminating the need for significant infrastructure investment and providing an accessible, cost-effective path to AI integration. YOOV distinguishes itself with its innovative Business AI Agents – autonomous systems that plan, decide, and execute end-to-end workflows, moving beyond conventional automation to deliver measurable business outcomes with minimal human intervention. With rapid growth and an established global presence, YOOV continues to expand its impact across industries through scalable, intelligent automation. YOOV is now a wholly owned subsidiary of Concorde International Group Ltd.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations
Concorde International Group Ltd
Email: investor-relations@concordesecurity.com